UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Forty Seven, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

34983P 104

(CUSIP Number)

Robert Yin
Sutter Hill Ventures
755 Page Mill Rd., Suite #A-200
Palo Alto, CA 94304
650-493-5600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 17, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 34983P 104
1.	Names of Reporting Persons Sutter Hill Ventures, A California Limited Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,745,948*

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,745,948*

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,745,948

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.6%

14.	Type of Reporting Person (See Instructions) PN

* See Note 1 on Appendix 1. Excludes shares held by Sutter Hill Ventures, a California Limited Partnership as a nominee on behalf of, and for the exclusive benefit of third parties, including certain of the Reporting Persons.

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CUSIP No. 34983P 104
1.	Names of Reporting Persons Tench Coxe

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 426,222*

	8.	Shared Voting Power 1,745,948**

	9.	Sole Dispositive Power 426,222*

	10.	Shared Dispositive Power 1,745,948**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,172,170

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.5.0%

14.	Type of Reporting Person (See Instructions) IN

* See Note 2 on Appendix 1.

** Includes shares owned by Sutter Hill Ventures, A California Limited Partnership, but excludes shares held by Sutter Hill Ventures, a California Limited Partnership as a nominee on behalf of, and for the exclusive benefit of third parties, including certain of the Reporting Persons. Also includes shares held by SHM Investments LLC, a limited liability company of which the reporting person is a managing member. See Appendix 1.

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CUSIP No. 34983P 104
1.	Names of Reporting Persons James N. White

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 188,203*

	8.	Shared Voting Power 1,745,948**

	9.	Sole Dispositive Power 188,203*

	10.	Shared Dispositive Power 1,745,948**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,934,151

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.0%

14.	Type of Reporting Person (See Instructions) IN

* See Note 3 on Appendix 1.

** Includes shares owned by Sutter Hill Ventures, A California Limited Partnership, but excludes shares held by Sutter Hill Ventures, a California Limited Partnership as a nominee on behalf of, and for the exclusive benefit of third parties, including certain of the Reporting Persons. Also includes shares held by SHM Investments LLC, a limited liability company of which the reporting person is a managing member. See Appendix 1.

4

CUSIP No. 34983P 104
1.	Names of Reporting Persons Jeffrey W. Bird

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,022,335*

	8.	Shared Voting Power 6,596**

	9.	Sole Dispositive Power 1,022,335*

	10.	Shared Dispositive Power 6,596**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,028,931

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.1%

14.	Type of Reporting Person (See Instructions) IN

* See Note 4 on Appendix 1.

**Consists of 6,596 shares held by SHM Investments, LLC, a limited liability company of which the reporting person is a member.  See Appendix 1.

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CUSIP No. 34983P 104
1.	Names of Reporting Persons Michael L. Speiser

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 327,888*

	8.	Shared Voting Power 1,745,948**

	9.	Sole Dispositive Power 327,888*

	10.	Shared Dispositive Power 1,745,948**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,073,836

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.3%

14.	Type of Reporting Person (See Instructions) IN

* See Note 5 on Appendix 1.

** Includes shares owned by Sutter Hill Ventures, A California Limited Partnership, but excludes shares held by Sutter Hill Ventures, a California Limited Partnership as a nominee on behalf of, and for the exclusive benefit of third parties, including certain of the Reporting Persons. Also includes shares held by SHM Investments LLC, a limited liability company of which the reporting person is a managing member. See Appendix 1.

6

CUSIP No. 34983P 104
1.	Names of Reporting Persons Stefan A. Dyckerhoff

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 103,077*

	8.	Shared Voting Power 1,745,948**

	9.	Sole Dispositive Power 103,077*

	10.	Shared Dispositive Power 1,745,948**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,849,025

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.9%

14.	Type of Reporting Person (See Instructions) IN

* See Note 6 on Appendix 1.

** Includes shares owned by Sutter Hill Ventures, A California Limited Partnership, but excludes shares held by Sutter Hill Ventures, a California Limited Partnership as a nominee on behalf of, and for the exclusive benefit of third parties, including certain of the Reporting Persons. Also includes shares held by SHM Investments LLC, a limited liability company of which the reporting person is a managing member. See Appendix 1.

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CUSIP No. 34983P 104
1.	Names of Reporting Persons Samuel J. Pullara III

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 106,181*

	8.	Shared Voting Power 1,745,948**

	9.	Sole Dispositive Power 106,181*

	10.	Shared Dispositive Power 1,745,948**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,852,129

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.9%

14.	Type of Reporting Person (See Instructions) IN

* See Note 7 on Appendix 1.

** Includes shares owned by Sutter Hill Ventures, A California Limited Partnership, but excludes shares held by Sutter Hill Ventures, a California Limited Partnership as a nominee on behalf of, and for the exclusive benefit of third parties, including certain of the Reporting Persons. Also includes shares held by SHM Investments LLC, a limited liability company of which the reporting person is a managing member. See Appendix 1.

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This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) is being filed as an amendment to the statement on Schedule 13D relating to Common Stock, $0.0001 par value per share (the “Common Stock”) of Forty Seven, Inc., a Delaware corporation (the “Issuer”), as filed with the Securities and Exchange Commission (the “SEC”) on July 13, 2018 (the “Prior Schedule 13D”).

All capitalized terms not otherwise defined herein shall have the meanings ascribed to the terms in the Prior Schedule 13D. The Prior Schedule 13D is hereby amended and supplemented as follows and, except as expressly amended below, the Prior Schedule 13D remains in full force and effect.

Section (c) of “Item 2. Identity and Background” is hereby amended and restated in its entirety as follows:

(c)

Sutter Hill’s principal business is venture capital investing. Each of the other Reporting Persons’ present principal occupation or employment is serving as a managing director and, other than Mr. Bird, a member of the management committee of the general partner of Sutter Hill, a venture capital fund. The principal business address of the organization in which such employment is conducted is 755 Page Mill Rd., Suite #A-200, Palo Alto, CA 94304.

“Item 3. Source and Amount of Funds or Other Consideration” is hereby amended and supplemented by adding the following paragraphs to the end thereof:

On December 17, 2019, Sutter Hill distributed in kind an aggregate of 1,167,020 shares of Common Stock, on a pro rata basis without consideration, to its general partner, Sutter Hill Ventures, L.L.C., and its limited partners, including certain of the Reporting Persons. Sutter Hill Ventures, L.L.C. then immediately thereafter further distributed in kind the shares it received in the distribution, on a pro rata basis without consideration, to its members, including certain of the Reporting Persons. The aggregate number of shares received by the Reporting Persons through these distributions is set forth below:

Reporting Person	Shares of Common Stock Received
Tench Coxe	31,175
James N. White	28,266
Jeffrey W. Bird	41,145
Michael L. Speiser	203,961
Stefan A. Dyckerhoff	61,772
Samuel J. Pullara III	61,772

In connection with the distribution, Sutter Hill also set aside, on a pro rata basis for no consideration, an aggregate of 217,419 shares of Common Stock for the exclusive benefit of certain members of its general partner, including certain of the Reporting Persons. Sutter Hill holds these shares as nominee for each of the beneficial owners thereof. Sutter Hill has no voting or dispositive power or economic interest in such shares, and these beneficial owners have exclusive voting and dispositive power over the respective shares held for their benefit. The number of shares held by Sutter Hill as nominee for the Reporting Persons is set forth below:

Reporting Person	Shares of Common Stock Held by Sutter Hill for Benefit of Reporting Person
James N. White	4,348
Michael L. Speiser	69,575
Stefan A. Dyckerhoff	26,090
Samuel J. Pullara III	26,090

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“Item 5. Interest Securities of the Issuer” is hereby amended and restated in its entirety as follows:

Item 5.	Interest in Securities of the Issuer

(a) — (b) The responses to Nos. 7 — 13 of the several cover pages of the Schedule are incorporated herein by reference. Additionally, the information included in Appendix 1 hereto is also incorporated herein by reference.

(c) Except as set forth above, none of the Reporting Persons have effected any transactions in the Common Stock in the sixty days prior to the date of the filing of this Schedule 13D.

(d) The Reporting Persons know of no other person having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares beneficially owned by the Reporting Persons.

(e) Each of the Reporting Persons ceased to beneficially own more than 5% of the Common Stock as of December 17, 2019.

“Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer” is hereby amended and supplemented by adding the following paragraphs to the end thereof:

Lock-Up Agreement

Jeffrey W. Bird, along with all of the Issuer’s directors and officers has agreed with Morgan Stanley & Co. LLC and Credit Suisse Securities (USA) LLC on behalf of the underwriters for the Company’s public offering that was priced on December 11, 2019 that, for a period ending on and including March 10, 2020, subject to certain exceptions, he will not, directly or indirectly, dispose of any of the Issuer’s Common Stock or securities convertible into or exercisable or exchangeable for Common Stock, except with the prior written consent of Morgan Stanley & Co. LLC and Credit Suisse Securities (USA) LLC, in their sole discretion, with or without notice, on behalf of the underwriters.

The foregoing description of the terms of the lock-up agreement is not complete and is qualified in its entirety by reference to the text of the form of lock-up agreement, which is filed herewith as Exhibit C, and incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

C. Form of Lock-up Agreement (incorporated by reference to Exhibit A to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K (Exchange Act File No. 1-38554), filed December 12, 2019).

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Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 20, 2019	SUTTER HILL VENTURES, A CALIFORNIA LIMITED PARTNERSHIP
Date

	By:	/s/ Robert Yin
Robert Yin, Attorney-in-Fact for Tench Coxe, Managing Director of the General Partner*

	By:	/s/ Robert Yin
Robert Yin, Attorney-in-Fact for Tench Coxe*

	By:	/s/ Robert Yin
Robert Yin, Attorney-in-Fact for James N. White*

	By:	/s/ Robert Yin
Robert Yin, Attorney-in-Fact for Jeffrey W. Bird*

	By:	/s/ Robert Yin
Robert Yin, Attorney-in-Fact for Michael L. Speiser*

	By:	/s/ Robert Yin
Robert Yin, Attorney-in-Fact for Stefan A. Dyckerhoff**

	By:	/s/ Robert Yin
Robert Yin, Attorney-in-Fact for Samuel J. Pullara III**

* Power of attorney incorporated by reference to Schedule 13D (File No. 5-86365), filed on August 2, 2012.

** Power of attorney incorporated by reference to Schedule 13D (File No. 5-58863), filed on December 6, 2013.

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APPENDIX I TO SCHEDULE 13D – FORTY SEVEN, INC.

	Aggregate Number of
	Shares Beneficially Owned				% of
Name of Reporting Person	Individual		Aggregate		Total Shares

Sutter Hill Ventures, A California Limited Partnership	1,745,948				3.6%

Tench Coxe	426,222	Note 2			0.9%
			2,172,170	Note 1	4.9%

James N. White	188,203	Note 3			0.4%
			1,934,151	Note 1	4.0%

Jeffrey W. Bird	1,022,335	Note 4			2.1%
			1,028,931	Note 8	2.1%

Michael L. Speiser	327,888	Note 5			0.7%
			2,073,836	Note 1	4.3%

Stefan A. Dyckerhoff	103,077	Note 6			0.2%
			1,849,025	Note 1	3.9%

Samuel J. Pullara III	106,181	Note 7			0.2%
			1,852,129	Note 1	3.9%

Note 1: Includes individual shares plus all shares held by Sutter Hill Ventures, a California Limited Partnership (“SHV”) in which the reporting person is a managing director and a member of the management committee of the general partner. Also includes 6,596   shares held by SHM Investments, LLC, a limited liability company of which the reporting person is a managing member.

Note 2: Includes 133,764 shares held in The Coxe Revocable Trust of which the reporting person is a trustee, 107,810 shares held by Rooster Partners, L.P. of which the reporting person is a trustee of a trust which is the general partner and 184,648 shares held by a retirement trust for the benefit of the reporting person.

Note 3: Includes 57,305 shares held in The White Revocable Trust of which the reporting person is a trustee, 4,348 shares held by SHV as a nominee on behalf of, and for the exclusive benefit of The White Revocable Trust,116,873 shares held by RoseTime Partners L.P. of which the reporting person is a trustee of a trust which is the general partner, 5,161 shares held by Sierra Trust of which the reporting person is the trustee and 4,516 shares held in a Roth IRA account for the benefit of the reporting person.

Note 4: Includes 233,564 shares held in the Jeffrey W. and Christina R. Bird Trust of which the reporting person is a trustee, 215,375 shares held by NestEgg Holdings, LP of which the reporting person is a trustee of a trust which is the general partner, 562,500 shares held by Bluebird Ventures I, L.P. of which the reporting person is the managing director of the general partner, and  10,896 shares issuable upon exercise of a stock option within sixty days from the date of this Schedule 13D.

Note 5: Includes 204,726 shares held in the Speiser Trust Agreement of which the reporting person is a trustee, 69,575 shares held by SHV as a nominee on behalf of, and for the exclusive benefit of the Speiser Trust Agreement, and 53,587 shares held in Chatter Peak Partners, L.P. of which the reporting person is a trustee of a trust which is the general partner

Note 6: Includes 76,987 shares held in the Dyckerhoff 2001 Revocable Trust of which the reporting person is a trustee and 26,090 shares held by SHV as a nominee on behalf of, and for the exclusive benefit of the Dyckerhoff 2001 Revocable Trust.

Note 7: Includes 77,511 shares held in The Pullara Revocable Trust of which the reporting person is a trustee, 26,090 shares held by SHV as a nominee on behalf of, and for the exclusive benefit of The Pullara Revocable Trust, and 2,580 shares held by a retirement trust for the benefit of the reporting person.

Note 8: Includes 6,596 shares held by SHM Investments, LLC, a limited liability company of which the reporting person is a member.

12